Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com Jacob C. Tiedt Associate +1 312 609 7697 jtiedt@vedderprice.com

April 28, 2017

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Elisabeth Bentzinger, Esq.

Re:	Nuveen Real Asset Income and Growth Fund (the “Registrant”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-14
File No. 333-216753

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on April 27, 2017 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on April 24, 2017 (the “Amendment”) relating to the issuance of common shares in connection with the proposed reorganization of Diversified Real Asset Income Fund (the “Target Fund”) into the Registrant (the “Reorganization”). The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Amendment. All page references refer to the Amendment. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant has incorporated disclosure responding to the staff’s comments in the definitive Joint Proxy Statement/Prospectus to be filed pursuant to Rule 497 under the Securities Act of 1933, as amended.

Joint Proxy Statement/Prospectus

Comment (1) With respect to the language discussing the Funds’ trading discounts in the Q&A section, in the response to “Why has each Fund’s Board recommended the Reorganization?,” and in “Proposal No. 1” under the heading “A. Synopsis—Background and Reasons for the Reorganization,” please revise the discussion to conform to the discussion appearing on page 60 of the Joint Proxy Statement/Prospectus under “Proposal No. 2.” Please also move this discussion to appear in the response to the Q&A “As a result of the Reorganization, will shareholders of the Target Fund receive new shares?”

Response: The Registrant has revised the disclosure.

Comment (2) Please explain supplementally why the Joint Proxy Statement/Prospectus contains different descriptions of the Target Fund’s whole loan and related investments.

Response: The different descriptions relate to differences between the whole loan and related investments in which the Target Fund is permitted to invest and the whole loan and

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U.S. Securities and Exchange Commission

April 28, 2017

related investments that the Target Fund currently holds. Specifically, the formulation “whole loans, loan participations and other mortgage-related interests” refers to the instruments in which the Target Fund is permitted to invest under its investment policies, while the formulation “whole loans and unsecured mortgage-related interests” refers to the investments the Target Fund currently holds.

Comment (3) Page ii of the Joint Proxy Statement/Prospectus includes a statement to the effect that that abstentions and broker non-votes do not represent votes cast in favor or against a proposal, while the same page also includes a statement to the effect that abstentions and broker non-votes will have the same effect as a vote against Proposal No. 1. Please revise the discussion to remove any potential confusion.

Response: The Registrant has revised the disclosure.

Comment (4) Please revise the disclosure under “Proposal No. 1—A. Synopsis—Comparison of the Acquiring Fund and the Target Fund—Investment Objectives and Policies” to discuss each Fund’s investment strategies relating to emerging markets.

Response: The Registrant has revised the disclosure.

Comment (5) In “Proposal No. 1,” under the headings “A. Synopsis—Comparative Risk Information” and “B. Risk Factors,” please include risk disclosure relating to each Fund’s ability to invest in natural resource securities.

Response: The Registrant has revised the disclosure.

Comment (6) In “Proposal No. 1,” under the heading “C. Information About the Reorganization—Target Fund Board’s Reasons for the Reorganization,” please revise the disclosure to indicate the date of the financial information considered by the Board.

Response: For the information of the staff, the Board considered fees and expenses as a percentage of Managed Assets as of December 31, 2016 rather than as a percentage of net assets. The Registrant has revised the disclosure to clarify this point.

Comment (7) In “Proposal No. 3,” under the heading “Board Leadership Structure and Risk Oversight—Governance Committee,” please briefly describe the procedures to be followed by shareholders in submitting recommendations for Board Member nominees.

Comment (8) The Registrant has revised the disclosure.

U.S. Securities and Exchange Commission

April 28, 2017

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Very truly yours,

/s/ Jacob C. Tiedt

Jacob C. Tiedt

Attorney at Law

JCT/cet